EXHIBIT 12
CARRIAGE SERVICES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited and in thousands)

	2004	2005	2006	2007	2008
Fixed charges:
Interest expense	$15,972	$24,770	$17,794	$17,630	$17,606
Amortization of capitalized expenses related to debt	924	754	714	714	725
Rental expense factor	1,208	1,268	1,245	1,235	1,278

Total fixed charges before capitalized interest	18,104	26,792	19,753	19,579	19,609
Capitalized interest	24	46	50	59	56

Total fixed charges	$18,128	$26,838	$19,803	$19,638	$19,665

Earnings available for fixed charges:
Earnings (loss) before income taxes and cumulative effect of change in accounting principle	$10,401	$(1,939)	$5,842	$12,317	$3,529
Add fixed charges before capitalized interest	18,104	26,792	19,753	19,579	19,609
Total earnings available for fixed charges	$28,505	$24,853	$25,595	$31,896	$23,138

Ratio of earnings to fixed charges (1)	1.57	0.93	1.29	1.62	1.18

(1)	For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends: (i) earnings consist of income from continuing operations before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) “fixed charges” consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property. There were no dividends paid or accrued on the Company’s Common Stock during the periods presented above.